Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
      The following table sets forth, on a U.S. GAAP basis, the unaudited consolidated capitalization and indebtedness of Statoil as at December 31, 2006:

	As at December 31, 2006
	Actual	Actual
	NOK	USD
	(in millions)
Current liabilities:
Short-term interest bearing liabilities	5,515	885
Other current liabilities	72,291	11,606

Total current liabilities	77,806	12,492

Long-term liabilities:
Long-term debt
Unsecured	26,864	4,313
Secured	3,407	547
Non-interest bearing	83,698	13,437

Total long-term liabilities	113,969	18,297

Shareholders’ equity:
Authorized and issued common stock, nominal value NOK 2.50 each	5,415	869
Treasury shares	(54)	(9)
Additional paid-in capital	33,761	5,420
Retained earnings	88,262	14,170
Accumulated other comprehensive income	(5,156)	(828)

Total shareholders’ equity	122,228	19,623

Total long-term liabilities and shareholders’ equity.	236,197	37,921

1.	Since December 31, 2006, there has not been a material adverse change in our capitalization or indebtedness.

2.	Solely for the convenience of the reader, translations from Norwegian kroner into U.S. dollars are made at the rate of NOK 6.2287 to USD 1.00, the Federal Reserve Bank of New York noon buying rate on December 29, 2006.